GREAT-WEST LIFECO INC.

RECEIVED
2006 JAN 18 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER

[redacted]

06010279

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- December 7, 2005 (common shares).
- December 9, 2005 (common shares).
- December 21, 2005 (common shares and preferred Series E shares).
- December 23, 2005 (common shares, preferred Series D and Series E shares).
- December 30, 2005 (common shares).

Also enclosed, pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find a copy of a Press Release dated December 15, 2005, which was filed on SEDAR that day.

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

dlw 1/19

2005-12-13, 16:56:40, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-12-13
Date of transaction	2005-12-07
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-13, 16:55:38, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-12-13		
Date of transaction	2005-12-07		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	30.0097	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-12-16, 14:01:45, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-12-16
Date of transaction	2005-12-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-16, 14:00:23, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-12-16
Date of transaction	2005-12-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	29.6906 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-06, 13:50:41, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	8000
Filing date	2006-01-06
Date of transaction	2005-12-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-06, 13:49:38, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	0		
Filing date	2006-01-06		
Date of transaction	2005-12-09		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	8000		
Unit price or exercise price	27.8720	Currency	Canadian Dollar
Closing balance of securities held	8000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-12-29, 11:31:57, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-12-29
Date of transaction	2005-12-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-12-29, 11:30:07, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-12-29
Date of transaction	2005-12-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-06, 13:10:07, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	39500		
Filing date	2006-01-06		
Date of transaction	2005-12-23		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	39500		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-06, 13:08:57, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-01-06		
Date of transaction	2005-12-23		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	39500		
Unit price or exercise price	30.1813	Currency	Canadian Dollar
Closing balance of securities held	39500		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-06, 13:42:57, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series D
Opening balance of securities held	8200
Filing date	2006-01-06
Date of transaction	2005-12-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-06, 13:41:38, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series D
Opening balance of securities held	0
Filing date	2006-01-06
Date of transaction	2005-12-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	8200
Unit price or exercise price	27.4496 Currency Canadian Dollar
Closing balance of securities held	8200
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-06, 13:52:06, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	0		
Filing date	2006-01-06		
Date of transaction	2005-12-23		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	12300		
Unit price or exercise price	27.8244	Currency	Canadian Dollar
Closing balance of securities held	12300		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-06, 13:53:09, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	12300
Filing date	2006-01-06
Date of transaction	2005-12-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	12300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-11, 12:18:28, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	24000
Filing date	2006-01-11
Date of transaction	2005-12-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	24000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-11, 12:17:10, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-01-11
Date of transaction	2005-12-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	24000
Unit price or exercise price	30.4527 Currency Canadian Dollar
Closing balance of securities held	24000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco announces senior management appointments

Winnipeg, Dec. 15, 2005 . . . Great-West Life & Annuity Insurance Company (a subsidiary of Great-West Lifeco Inc.) today announced that William T. McCallum will retire as President and CEO on Dec. 31, 2005, after a distinguished 41-year career with Great-West.

Mr. McCallum has been appointed Vice-Chairman of the Board of Great-West Life & Annuity (GWL&A) effective Jan. 1, 2006 and will continue as a Director of GWL&A, and as a Director of Lifeco.

Raymond L. McFeetors has been appointed President and Chief Executive Officer of GWL&A effective Jan. 1, 2006. Mr. McFeetors will continue to serve as President and CEO of The Great-West Life Assurance Company, London Life Insurance Company, and The Canada Life Assurance Company, as well as Great-West Lifeco Inc.

Two other senior management appointments were also announced, effective immediately. William L. Acton, currently Executive Vice-President, Europe is appointed President and Chief Operating Officer, Europe. Denis J. Devos, currently Executive Vice-President, Individual Insurance & Investment Products, is appointed President and Chief Operating Officer, Canada.

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $174 billion in assets under administration. Lifeco is a member of the Power Financial Corporation group of companies.

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For more information contact:
Canada: Marlene Klassen, Director, Media & Public Relations (204) 946-7705
United States: Lisa Gigax, Director, Corporate Affairs (303) 737-6290